

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 2, 2021

Srikumar Vanamali
Chief Executive Officer
GEX Management, Inc.
662 W. Camp Wisdom Road
Dallas, Texas 75237

> **Re: GEX Management, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2020**
> **Filed April 15, 2021**
> **Amendment No. 1 to Form 10-Q for the Period Ended March 31, 202**
> **Filed June 2, 2021**
> **File No. 001-38288**

Dear Mr. Vanamali:

      We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments.

Amendment No. 1 to Form 10-Q for the Period Ended March 31, 2021

Financial Statements, page 3

1. Please revise to provide an analysis of changes in shareholders' equity in the appropriate form pursuant to Rule 3-04 of Regulation S-X. Refer to Rule 8-03(a)(5) of Regulation S-X for guidance.

Defaults Upon Senior Securities, page 18

2. Please revise to disclose what "Merchant Cash Advances" represent and where they are reported in the financial statements. Discuss the status of the indicated settlement negotiations and your accounting for any resolutions.

Form 10-K for the Fiscal Year Ended December 31, 2020

Exhibit 31.1 and 32.1, page 1

3. Please revise the certifications to have Srikumar Vanamali sign in both his capacity as principal executive officer and principal financial officer.

Item 9A. Controls and Procedures, page 12

4. Please revise to state your conclusion in regard to the effectiveness of your internal controls over financial reporting. Refer to Item 308(a)(3) of Regulation S-K for guidance. It appears from your current disclosure you have identified material weaknesses in your internal controls over financial reporting. In view of this, please explain to us how you arrived at your conclusion that your disclosure controls and procedures were effective.

Index to Consolidated Financial Statements
Report of Independent Registered Public Accounting Firm, page 21

5. Please revise to indicate the city and state where the report was issued pursuant to Rule 2-02(a)(3) of Regulation S-X.

6. We note from your Form 10-K for the fiscal year ended December 31, 2019 Slack and Company, LLC audited the balance sheet as of December 31, 2019, however, the first sentence in their report in this filing does not state this. Also, the first sentence states the firm audited the financial statements for "the two year period" ended December 31, 2020, which infers the audit was conducted for a two year period instead of for each of the years within the two year period thus ended. Additionally, the opinion sentence does not refer to the financial position as of December 31, 2019 and again refers to the two year period ended December 31, 2020. Please clarify for us what periods the audit report is intended to be applicable to and revise the report as appropriate. If the report included in the filing is not applicable to the financial statements as of and for the period ended December 31, 2019 in the filing, please explain to us why.

7. On page 29 in note 1 of the notes to the consolidated financial statements has a lengthy going concern disclosure. However, the audit report does not contain a going concern paragraph. Please have your auditors explain to us their consideration of AS 2415 in concluding on the company's ability to continue as a going concern or have them revise their report as appropriate.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Aamira Chaudhry at 202-551-3389 or Doug Jones at 202-551-3309 with any questions.

       Sincerely,

       Division of Corporation Finance
       Office of Trade & Services